                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies To:

          Moulton Goodrum, Jr.                     Charles F. Richards, Jr.
          Baker & Botts, L.L.P.                    Richards, Layton & Finger
             One Shell Plaza                           One Rodney Square
        Houston, Texas 77002-4995                        P.O. Box 551
             (713) 229-1234                     Wilmington, Delaware 19899-0551
                                                        (302) 658-6541

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Pennzoil Company, a Delaware corporation ("Pennzoil" or the "Company"). The address of the principal executive offices of the Company is Pennzoil Place, P.O. Box 2967, Houston, Texas 77252-2967. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.83 1/3 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 28, 1994 (the "Rights Agreement") between Pennzoil and Chemical Bank, as Rights Agent. References herein to "Shares" are to shares of the Common Stock, including, unless the context otherwise requires, the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer made by Resources Newco, Inc. ("Newco"), a Delaware corporation and a wholly owned subsidiary of Union Pacific Resources Group, Inc., a Utah corporation ("UPR"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 23, 1997 (the "Schedule 14D-1"), as amended by Amendment No. 1 dated June 23, 1997, Amendment No. 2 dated June 25, 1997 and Amendment No. 3 dated June 30, 1997, to purchase up to 25,094,200 Shares, or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis, at $84.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase or the Letter of Transmittal, collectively constitute the "Offer"). The Schedule 14D-1 states that the principal executive offices of UPR and Newco are located at 801 Cherry Street, Fort Worth, Texas 76102.

     According to the Schedule 14D-1, UPR is seeking to negotiate with Pennzoil a definitive acquisition agreement to effect a merger (the "Proposed Squeeze Out Merger" and, together with the Offer, the "UPR Proposal"), pursuant to which all Shares not tendered and purchased pursuant to the Offer (other than Shares held in the treasury of Pennzoil or owned by UPR or its subsidiaries) would be converted into a number of shares of common stock, no par value, of UPR ("UPR Common Stock"), determined, within a pricing collar of $25.00 to $30.00, by dividing $84.00 by the average of the closing prices per share of UPR Common Stock for the 20 consecutive trading days ending five days prior to a meeting of Pennzoil stockholders that would be called for the purpose of voting on the Proposed Squeeze Out Merger. The Schedule 14D-1 states that, if the average of the closing prices during such 20-day period were less than $25.00 or greater than $30.00, the exchange ratio for the Proposed Squeeze Out Merger would be fixed at 3.36 shares of UPR Common Stock or 2.80 shares of UPR Common Stock, respectively.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(1) GENERAL. Reference is made to the information contained under the captions "Director Remuneration," "Certain Transactions," "Security Ownership of Directors and Officers," "Executive Compensation," "Report of Compensation Committee on Executive Compensation," "Approval of 1997 Incentive
Plan -- Description of the 1997 Incentive Plan," "-- Federal Income Tax Consequences," "-- Current Moratorium on Exercise of SARs," "-- Allocation of Awards under the 1997 Plan" and "Exhibit A -- 1997 Incentive Plan of Pennzoil Company" in the Company's proxy statement dated March 21, 1997, relating to the Company's 1997 Annual Meeting of Stockholders. The relevant sections thereof are filed as Exhibit 6 hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) UPR or Newco, or their respective executive officers, directors or affiliates.

     SEVERANCE AND RELATED MATTERS. At a meeting of the Compensation Committee of the Board of Directors of the Company (the "Committee") held on June 25, 1997, the Committee was presented with

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information regarding a variety of employee benefit plans, programs or practices of the Company and how these arrangements may be implicated or affected by a change in control of the Company. The Committee noted that, considering the present circumstances, the Company's employees were extremely concerned about their job security and future prospects. The Committee discussed typical actions taken by companies in potential change-in-control situations, including the protection of retirement benefits and the provision of reasonable severance should employment be terminated, in order to encourage employees to remain with the Company during this period of uncertainty.

     At the conclusion of these discussions, the Committee authorized certain actions and made certain recommendations to the Board of Directors of the Company (the "Board"). Based upon the recommendations of the Committee, the Board has authorized the Company to take certain actions. The actions taken by the Committee and the Board are described below. The Board considers the prevention of the loss of employees and the avoidance of distraction of employees as a result of a potential change in control to be essential to protecting and enhancing the best interests of the Company and its stockholders. The Board also believes that the Company should be able to receive and rely on disinterested service from employees regarding the best interests of the Company and its stockholders without concern that employees might be distracted or concerned by personal uncertainties and risks. Accordingly, the Board has determined that appropriate steps should be taken to assure the Company and its affiliates of the continued employment and attention and dedication to duty of their employees and to seek to ensure the availability of their continued service.

     Retirement Plan Benefits Modifications. The Company's Salaried Employee Retirement Plan has been amended to provide that (i) if a participant is terminated after a change in control of the Company and has completed ten years of service with the Company, the participant is eligible for subsidized early retirement regardless of whether the participant has worked until age 55, and
(ii) subject to certain tax limitations, the compensation considered under the Retirement Plan will be the participant's pay for the 12 months preceding the termination of such participant's employment or January 1, 1998, whichever occurs first. The Company's executive officers are participants in the Company's Salaried Employee Retirement Plan and a related excess benefits plan.

     Vesting in Salaried Employee Retirement Plan and Savings Plan. The Company has amended its Salaried Employee Retirement Plan and Savings Plan to provide for full vesting for the accrued benefit of any employee whose termination of employment follows a change in control and is within two years thereof. The Company's executive officers are participants in these plans.

     Tax Protection Agreement. Many of the Company's executive compensation programs were established before provisions of the Internal Revenue Code of 1986, as amended (the "Code"), imposed punitive taxes upon, in some cases, virtually all of the payments or benefits that retiring or departing executive officers receive from the Company. If the Company's executive compensation arrangements were settled upon a change in control of the Company, such punitive excise taxes would be imposed in every case. The Company has designed its programs with a view to providing these payments and benefits taking into account prevailing tax rates, and the imposition of substantial unanticipated taxes upon the employees is inconsistent with that planning.

     To prevent benefits provided to the Company's executive officers under its various compensation arrangements from being unfairly reduced by reason of excise taxes imposed on such benefits under the Code, the Company has entered into Tax Protection Agreements with all of its executive officers. Such Tax Protection Agreements provide that, if there is a change in control of the Company and if any payment or distribution to or for the benefit of an eligible executive employee would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by such employee with respect to such excise tax, such employee will be entitled to receive an additional payment that, taking into account all taxes imposed in the payment, would place the employee in the same position with respect to taxes on the Company's compensation or benefits had such excise taxes not been imposed.

     Director and Officer Indemnification Agreements. The Company has entered into Indemnification Agreements with each of its directors and executive officers providing for continuing indemnification of and advancement of expenses (whether partial or complete) to such director or officer to the fullest extent

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

permitted by law, and, to the extent insurance is maintained, for the continued coverage of such director or officer under the Company's directors' and officers' liability insurance policies.

     Pate Arrangements. Historically, deferred compensation agreements entered into with certain of the Company's senior executive officers have provided that the officer would receive the benefits thereunder even if his employment is terminated prior to attainment of age 65, but such receipt of benefits prior to age 65 has been conditioned upon the authorization by the Board. The deferred compensation agreement with Mr. James L. Pate, the Chairman of the Board, President and Chief Executive Officer of the Company (the only current employee of the Company with such an agreement) does not contain such a provision. The Board has determined that any termination of employment by Mr. Pate at any time in the future would entitle him to receipt of deferred compensation benefits. The Board has therefore resolved that, and the Company and Mr. Pate have entered into an agreement to provide that, any date on which Mr. Pate terminates his employment for any reason with the Company from and after July 1, 1997 for any reason is approved as retirement such that benefits under the Deferred Compensation Agreement between Mr. Pate and the Company shall thereupon immediately commence. Moreover, Mr. Pate's Deferred Compensation Agreement has been clarified to reduce benefits thereunder by amounts payable as defined benefit retirement benefits under Mr. Pate's excess benefits agreement with the Company. Finally, Mr. Pate's participation in the Company's Executive Severance Plan has been confirmed by the Company.

     Chesebro' Arrangements. When entering into the Employment Agreement dated February 10, 1997, the Company and Mr. Stephen D. Chesebro', Executive Vice President of the Company, intended that, by early 1998, Mr. Chesebro' would be in position either to join the Board and assume more executive responsibilities or to depart the Company with certain payments and benefits under the Employment Agreement. To prevent the frustration of the spirit of this arrangement, the Company and Mr. Chesebro' have modified the Employment Agreement to provide that any declaration by the Board of a change in control, or an identification of an event likely to cause the loss of the intended benefits to participants in the Company's benefit programs or practices (made for purposes of the Company's benefit acceleration agreements), shall result in any subsequent termination of Mr. Chesebro's employment by either Mr. Chesebro' or the Company being treated as termination by the Company without cause, if such termination occurs after the date of such action by the Board. Upon any such termination, Mr. Chesebro' would receive one year's salary, full vesting of all conditional stock and stock options and his $300,000 guaranteed bonus for calendar year 1997.

     Retirement Bridge for Certain Executive Officers. Considering the lengthy and dedicated service of certain executive officers of the Company and the significant possibility that each would be terminated in connection with any change in control, the Company has entered into separate agreements with each of Mr. David P. Alderson, II, Mr. James W. Shaddix and Ms. Linda F. Condit. The agreements between the Company and Messrs. Alderson and Shaddix provide that, upon any termination of employment (other than termination for cause or voluntary termination prior to a change in control) the covered executive officer shall receive (i) continued executive medical coverage to age 55 at no greater cost to such executive officer than that currently applicable and thereafter retiree medical coverage at no greater cost to such executive officer than that currently applicable to retirees with more than 20 years of service and (ii) supplemental retirement benefits payable at age 55 equal to the benefit such executive officer would have earned had his service, current salary (plus 5% annual adjustment) and most recent bonus continued until age 55, such retirement benefits to be net of those provided by excess benefit agreements and the Company's current and past tax qualified defined benefit plans for salaried employees. The agreement between the Company and Ms. Condit provides that, upon any termination of employment (other than termination for cause or voluntary termination prior to a change in control), she shall receive supplemental retirement benefits payable at age 55 equal to the benefit she would have earned had her service, current salary (plus 5% annual adjustment) and most recent bonus continued until age 55, such retirement benefits to be net of those provided by excess benefit agreements and the Company's current and past tax qualified defined benefit plans for salaried employees.

     Long-Term Incentive Plan. The Company has clarified and confirmed its intent concerning the treatment of benefits under its 1995, 1996 and 1997 Long-Term Incentive Plans (the "LTIPs"). Upon a change in control of the Company, benefits under these plans shall be paid out immediately as if each such plan had reached the end of its term and the target goals had been achieved, and each participant shall receive

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an amount in cash equal to the product of (i) such participant's rate of salary immediately prior to the change in control and (ii) the aggregate target percentage of all LTIPs the three-year term of which has not yet ended with respect to which such participant has been designated a participant. The Company's executive officers are participants in the LTIPs.

     Change in Control Retention/Severance Plan. To provide benefits for nonexecutive employees terminated in connection with a change in control, the Company has adopted the Change in Control Retention/Severance Plan, which generally provides, upon termination of employment following a change in control, a cash payment equal to three weeks salary for each year of service. This plan does not apply to any executive officers or directors of the Company.

     (b)(2) ARRANGEMENTS WITH THE BIDDER, ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES. Other than ordinary course purchases and sales and joint working interests and processing arrangements not material to Pennzoil or its affiliates and UPR or its affiliates or to the relationship between them, as of the date hereof there are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between Pennzoil or its affiliates and UPR, Newco or their respective executive officers, directors or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission").

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     THE BOARD HAS DETERMINED, BY VOTE OF ALL DIRECTORS PRESENT AT THE MEETING,(1) THAT THE UPR PROPOSAL, INCLUDING THE OFFER, IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD, BY VOTE OF ALL DIRECTORS PRESENT AT THE MEETING,(1) recommends that the stockholders of the Company reject the UPR Proposal and not tender their Shares pursuant to the Offer.

     The Board's determination, which was reached at a meeting held on July 1, 1997, was based on the Board's review and consideration of the interests of the Company and its stockholders. At the same meeting, the Board determined that the Company's and its stockholders' interests would be best served if the Company were to remain an independent company. At a regularly scheduled meeting on June 16, 17 and 18, 1997, the Board had previously considered a proposal made in a letter from UPR dated June 10, 1997 to negotiate a transaction involving a first step cash tender offer to be followed by a second step merger in which Shares remaining outstanding after the first step would be converted into UPR Common Stock, and which UPR had stated would allow Pennzoil shareholders to receive a purported value of $80 per share, payable in a combination of cash and UPR Common Stock. See "Background," below.

     Copies of a letter to the stockholders of the Company communicating the Board's recommendation, and a press release announcing the Board's determinations, are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

     (b) REASONS FOR RECOMMENDATION. In reaching its determination and recommendation described in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) The Board's familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects, including in particular the strategy and prospects reflected in the Company's strategic plan, and with the nature of the businesses in which the Company operates, and the Board's belief that the UPR Proposal, including the Offer, does not reflect the long-term values inherent in the Company. In this connection, the Board particularly considered the

---------------

1 All members of the Board were present and voting except Mr. Alfonso Fanjul, who was travelling abroad at a location where a secure telephone was unavailable.

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     progress made in the last two years toward restructuring and repositioning
     Pennzoil into a top-performing operating company, including the following operational improvements:

             (A) The Board's reduction in Pennzoil's annual dividend rate from $3.00 to $1.00 per share in late 1995 is providing Pennzoil with over $90 million per year to be reinvested in long-term growth, and Pennzoil's successful reduction of general and administrative expense by over 30% annually since 1995 is providing an additional $80 million per year to be so invested.

             (B) Pennzoil's successful program of restructuring its North American oil and gas operations to focus on core areas, reduce costs and increase return on assets has resulted in (1) per barrel operating costs being reduced from over $6.00 in 1993 to $4.41 in 1996, with additional reductions to about $4.00 being expected, and (2) per barrel finding and development costs being reduced from nearly $6.00 in 1993 to $3.87 in 1996.

             (C) Pennzoil's upgrading of its North American core assets and aggressive cost-cutting initiatives have resulted in 1996 net income of $134 million, or $2.28 per share, compared to a loss of $305 million, or $6.60 per share, in 1995 (which included a $265.5 million accounting charge); in addition, first quarter 1997 results are 265% higher than first quarter 1996 results, representing the sixth consecutive quarter of year-on-year improvements.

             (D) Cash flows from operations (before working capital changes) rose significantly in 1996, reaching $432 million, a $132 million increase over 1995, and cash flows for the first quarter of 1997 continued to improve, reaching $147 million, compared to $103 million in the first quarter of 1996.

             (E) Pennzoil reduced debt by $313 million from the end of 1995 to the end of the first quarter of 1997. Pennzoil's total debt is at its lowest since 1989, and Pennzoil's adjusted debt-to-capital ratio declined 6.8% in 1996 compared to 1995.

             (F) Pennzoil has installed experienced new senior management for its oil and gas operations that the Board believes will be capable of successfully implementing the initiatives for those operations included in the Company's strategic plan.

     The Board also particularly considered the following pending and completed initiatives included in the Company's strategic plan:

             (A) The Company has a 4.8% carried interest (i.e., all of the Company's future expenses are paid by other parties until project payout) in the Azeri-Chirag-Gunashli ("ACG") unit in the Caspian Sea offshore Azerbaijan with estimated recoverable reserves of at least 4.7 billion barrels of oil and with an "upside" potential of 6 to 7 billion barrels of oil. Production is expected at ACG by 1998.

             (B) The Company has a 30% interest in the Karabakh prospect in the Caspian Sea offshore Azerbaijan, which is estimated to have about 900 million barrels of recoverable reserves with an "upside" potential of
        1.3 billion barrels of oil. The first exploratory well is expected to be drilled in Karabakh beginning in July 1997.

             (C) The Company has five high potential exploration concessions in Egypt, four of which are in the Gulf of Suez and one of which is onshore in the western desert. Wells are expected to be drilled on at least three of the blocks before the end of 1998.

             (D) The Company has a 100% working interest in block 8 offshore Qatar (which is adjacent to and surrounds a prolific oil field), where the Company plans to drill two exploration wells in 1997 and an additional well in 1998. The Company is currently pursuing another attractive prospect offshore Qatar.

             (E) The Company and its partners were awarded two contracts in June 1997 to operate fields offshore Lake Maracaibo in Venezuela. The Company has a 60% interest in one field and a

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        50% interest in the other field, and recoverable reserves in the two fields have the potential to be in the range of 100-200 million barrels of oil equivalent ("BOE").

             (F) In the Gulf of Mexico, the Company in late 1996 entered into an exploration alliance with Enterprise Oil plc, under the terms of which Enterprise will contribute a minimum of $100 million through 1998 in exchange for half of the Company's working interest in any discoveries (with the option to extend the alliance for another year for an additional $50 million commitment), which is expected to enable the Company greatly to expand and accelerate its Gulf of Mexico exploration activity at little cost to the Company. Enterprise and the Company have already announced a successful discovery at one of the Company's properties, Garden Banks 161, Number 1, and the Company and Enterprise are pursuing similar opportunities on over 100 of the Company's leases in the Gulf of Mexico.

             (G) The Company at the end of 1996 had proved oil and gas reserves of about 400 million BOE. The current domestic and international oil and gas initiatives being pursued by the Company, including in Azerbaijan, Egypt, Qatar, Venezuela and the Gulf of Mexico, have a reasonable probability of at least doubling the Company's proved reserves within three to five years.

             (H) The Company has invested over $500 million in two major downstream projects over the last two years. One of these projects, Excel Paralubes, a lube-base oil plant joint venture with Conoco, Inc. brought on line in the first quarter of 1997, is expected to make the Company one of the lowest cost producers of base oils in the world and the second largest producer of base oils in the United States. The Company has in the first quarter of 1997 completed an upgrade of its Shreveport refinery, adding a catalytic cracker and an alkylation unit to increase fuels production. These two new downstream operations (Excel Paralubes and the Shreveport refinery upgrade) are expected to add about $.50 per share of earnings and approximately $1.00 per share of after tax cash flow in 1997. When fully operational and after expected market adjustments, these two projects are expected to add $70 million of annual after-tax cash flow to the Company.

             (I) Pennzoil(R) brand motor oil is, and has been for 11 consecutive years, the number one selling motor oil in the United States and commands a market share of 21%. Pennzoil(R) was ranked as the top automotive "Power Brand" for the fifth consecutive year in 1996. As part of its strategic plan, the Company is engaged in an aggressive marketing campaign to increase its market share and to expand internationally as well as to develop new products that can be leveraged off the powerful Pennzoil(R) brand name and engaged in rationalization and cost reduction initiatives.

             (J) Jiffy Lube International, Inc., the Company's franchise operation segment, is the largest fast oil change service provider in the United States and continues to expand rapidly with 182 new stores in 1996. Jiffy Lube plans to build approximately 200 stores in Sears autocenters by the end of 1997. Revenues and earnings from these stores should increase substantially as the new stores reach maturity 12 to 18 months after opening.

          (ii) Presentations by the Company's management as to the Company's prospects for future growth, profitability and share price appreciation, as reflected in the Company's strategic plan.

          (iii) The Board's belief that the Company is just beginning to realize for its stockholders the values that will be unlocked as a result of the various strategic initiatives implemented over the past several years and others in the process of implementation, and that pursuit of the Company's strategic plan, including the refinements that may result from management's ongoing review, will produce greater long-term value for the stockholders than the UPR Proposal, including the Offer.

          (iv) The Board's belief that the marketplace and many of Pennzoil's stockholders do not yet fully appreciate and recognize the benefits already achieved, and still to be achieved, under the Company's strategic plan.

          (v) A presentation by Lehman Brothers Inc. ("Lehman Brothers"), Evercore Group Inc. ("Evercore Group") and J.P. Morgan Securities Inc. ("J.P. Morgan"), financial advisors to the

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     Company, concerning the Company, UPR and the financial aspects of the UPR
     Proposal, including the Offer, and the opinions of Lehman Brothers, J.P. Morgan and Evercore Group to the effect that, as of July 1, 1997, the consideration offered to stockholders of the Company pursuant to the UPR Proposal, including the Offer, is inadequate from a financial point of view (such opinions having been expressed after review of many of the factors referred to herein and various financial criteria used in assessing the UPR Proposal, including the Offer, and having been based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the presentation of Lehman Brothers, J.P. Morgan and Evercore Group). The full text of the opinions of Lehman Brothers, J.P. Morgan and Evercore Group are included as Exhibits 3, 4 and 5 hereto and may be read in their entirety.

          (vi) The numerous conditions to which the Offer is subject, including many conditions that are in the sole discretion of Newco.

          (vii) The uncertainty as to the actual value of the Proposed Squeeze Out Merger to the stockholders of the Company, resulting from, among other things, the pricing collar on the merger exchange ratio under which the stockholders of the Company would have no downside protection and no walkaway rights to the extent the average price of UPR Common Stock used in determining the exchange ratio is less than $25 per share, and the absence of any assurance that the UPR Common Stock, when ultimately received by holders of Shares, would have a market value of or could be sold for the price of UPR Common Stock used in determining the merger exchange ratio.

          (viii) The structure of the UPR Proposal as a two-tiered, front-end loaded transaction that the Board believes is coercive in that the treatment of stockholders remaining after Shares are purchased pursuant to the Offer -- being required to accept in the Proposed Squeeze Out Merger shares of UPR Common Stock that may or may not have a value of $84 per Share -- would distort the decisions of the Company's stockholders as to whether to tender.

          (ix) The Board's belief that the UPR Proposal poses a threat to the Company's stockholders in that UPR is seeking to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from the Company's completed cost-cutting efforts and operational improvements and the Company's pending and completed strategic initiatives included in the Company's strategic plan.

          (x) The uncertainty as to whether the UPR Proposal would in fact qualify as a reorganization under the Code.

          (xi) The fact that holders of Shares remaining after consummation of the Offer would not have sufficient voting power to prevent the Proposed Squeeze Out Merger, but UPR would have no obligation to effect such merger if UPR's stockholders did not approve the issuance of stock in the merger as required by rules of the New York Stock Exchange.

          (xii) The uncertainty as to the completion and timing of the Proposed Squeeze Out Merger.

          (xiii) The uncertain long-term value of the UPR Common Stock to be issued in the Proposed Squeeze Out Merger, including uncertainties resulting from:

             (a) A significant material adverse effect on future earnings of UPR as a result of any acquisition of the Company because of future depreciation, amortization, tax expense and interest expense effects on UPR. The amount of such material adverse effect on UPR's earnings could easily exceed $400 million annually on an after-tax basis, and the material adverse effect on UPR's earnings could materially and adversely affect the value of UPR Common Stock proposed to be received by the Company's stockholders in the Proposed Squeeze Out Merger.

             (b) UPR Common Stock has, in the past, traded at premiums to relevant multiples of "comparable" companies, and there is no assurance that this trading range can be maintained for shares of UPR Common Stock that would be received by the Company's stockholders in the Proposed Squeeze Out Merger.

             (c) The UPR Proposal would result in an entity that is significantly more leveraged than is UPR currently, with the potential for material downgrading of ratings of debt of UPR and for

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

        additional downward pressure on UPR's stock price. These matters could materially and adversely affect the value of UPR Common Stock proposed to be received by the Company's stockholders in the Proposed Squeeze Out Merger.

             (d) There exists uncertainty as to whether disclosures made to the Internal Revenue Service in connection with a ruling as to the tax-free status of UPR's 1996 spin-off from Union Pacific Corporation ("UPC") were complete and accurate as they relate to pre-spin-off contacts and discussions between Pennzoil and UPR, raising the possibility that the ruling could be revoked or challenged on audit. UPR has agreed to indemnify UPC for any tax liabilities attributable to the spin-off distribution to the extent the liabilities result from (1) the inaccuracy of any factual information provided by UPR in connection with the ruling request or (2) any act or failure to act without the consent, direction or advice of UPC by UPR or its directors, officers, other employees or agents or other representatives, whether such act or failure to act occurs before or after the spin-off distribution.

          (xiv) The failure of UPR to present in the Offer to Purchase any pro forma information giving effect to, or to make other disclosure with respect to the negative and potentially negative effects on UPR and on UPR Common Stock discussed above that would result from, the UPR Proposal, including the Offer.

          (xv) The potential material adverse effects of the UPR Proposal on the Company's rights under certain domestic and international joint venture agreements and other contracts and on other existing and prospective business relationships.

          (xvi) The lack of experience of UPR in exploration and production activities in the Gulf of Mexico and internationally, including in areas such as Azerbaijan, Qatar, Egypt, Venezuela and Australia, and the lack of experience of UPR in operation of significant "downstream" businesses such as base oil plants, refineries, marketing of motor oil, consumer products and industrial specialties and the operation of fast oil change centers, and the adverse effect of such inexperience on the value of UPR Common Stock to be received by the Company's stockholders in the Proposed Squeeze Out Merger.

          (xvii) Certain comments made by UPR management since the commencement of the Offer that call into question whether key elements of the Pennzoil strategic plan would be pursued in a combined enterprise controlled by UPR, particularly with regard to further development and realization of value from Pennzoil's international oil and gas assets, and the resulting possibility that Pennzoil stockholders would be denied the opportunity to participate in the upside of such projects.

          (xviii) The preclusive effect of the UPR Proposal on a potential negotiated acquisition being explored by Pennzoil involving a large exploration and production company with both U.S. and international exposure.

          (xix) The preclusive effect of the UPR Proposal, for a period of at least five years, on the ability of Pennzoil to effect certain transactions that would restructure the businesses of Pennzoil on a tax-free basis, such as a spin-off of one or more businesses.

          (xx) The Board's and management's commitment to protecting the best interests of the stockholders of the Company and enhancing the value of the Company.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

     The Offer is conditioned upon, among other things, the Rights having been redeemed by the Board or Newco being satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Squeeze Out Merger. In light of its decision discussed above, the Board has determined not to take any action to redeem the Rights in response to the Offer. As more fully described under Item 7, the Board has adopted a resolution to delay the "Distribution Date" under the Rights Agreement.

     The Offer is also conditioned upon the acquisition of Shares pursuant to the Offer and the Proposed Squeeze Out Merger having been approved pursuant to
Section 203 of the Delaware General Corporation Law ("Section 203") or the provisions of Section 203 being otherwise inapplicable to the acquisition of Shares pursuant to the Offer and the Proposed Squeeze Out Merger. In light of its decision discussed above, the Board has determined not to take any action that would render Section 203 so inapplicable.

     The Offer is further conditioned upon the acquisition of Shares pursuant to the Offer and the Proposed Squeeze Out Merger having been approved pursuant to Article Sixth of the Restated Certificate of Incorporation of the Company ("Article Sixth"). In light of its decision discussed above, the Board has determined not to take any action that would render Article Sixth so inapplicable.

     The Offer is also conditioned upon either (1) Newco's designees having been elected to the Board so that after such election, such designees constitute a majority of the Board or (2) the Company having entered into a mutually satisfactory definitive merger agreement with UPR and Newco to provide for the acquisition of the Company pursuant to the Offer and the Proposed Squeeze Out Merger. In light of its decision referred to above, the Board has determined not to take any action with respect to the election of designees of Newco to the Board or to attempt to negotiate any merger agreement with UPR or Newco.

     BACKGROUND OF THE UPR PROPOSAL. On January 12, 1995, Mr. Jack L. Messman, the President and Chief Executive Officer of Union Pacific Resources Company, a predecessor of UPR (and now the Chairman and Chief Executive Officer of UPR), and Mr. Pate, Chairman, President and Chief Executive Officer of Pennzoil, met. This meeting was arranged by an executive recruiter who had been engaged by Pennzoil in connection with identifying candidates for the position of Pennzoil's chief operating officer. During the course of the meeting, Mr. Pate and Mr. Messman discussed the respective business of Pennzoil and UPR. Mr. Pate discussed with Mr. Messman Pennzoil's strategic plan.

     On January 24, 1995, Mr. Pate and Mr. Howard H. Baker, Jr., a member of Pennzoil's Board, met with Mr. Drew Lewis, then the Chairman, President and Chief Executive Officer of UPC, to discuss a possible combination or other business arrangement involving Pennzoil and UPR, then a wholly owned subsidiary of UPC. Mr. Pate suggested that Pennzoil would like to discuss a possible tax-efficient acquisition by Pennzoil of UPR or its assets. Mr. Lewis expressed interest but said that his staff resources were preoccupied with work on another transaction. Following that meeting, on January 25, 1995 Mr. Pate sent a letter to Mr. Lewis that stated in part:

     Dear Drew:

          Thank you for taking time to visit with Howard Baker and me yesterday. We enjoyed our meeting and were encouraged that there might be an opportunity to have further discussions in the future.

                                     * * *

          I think there is a unique opportunity to structure a transaction with Pennzoil Company that would maximize the value of Union Pacific Resources to shareholders in a tax-efficient manner. Union Pacific's core oil and gas properties and ours are very similar. We have a lot of common ownership and generally provide the best possible fit. The size of our respective oil and gas interests is similar and combining them would significantly improve reserve and production profiles. The combined entity would become the premier exploration and production company in the world, ranking number one in terms of production and number two in reserves.

                                     * * *

          The particular means of effecting a combination of our companies would, of course, depend upon the parties' objectives involving speed, form of consideration and tax planning. I expect Union Pacific has a low tax basis in Union Pacific Resources (UPRC) stock and UPRC may have a low basis in its assets. Regardless, we are prepared to work with you in structuring a tax-efficient transaction that would meet your objectives. There are numerous alternatives and variations. Two basic forms of transactions could be as follows:

          1. Stock-swap merger following a tax-free spin-off of UPRC by Union Pacific

             Pennzoil's entering into a proposed merger agreement with UPRC in advance of a tax-free spin-off of UPRC by Union Pacific would provide greater stability and enhanced value to Union Pacific's shareholders than could otherwise be achieved solely in a spin-off. This form of transaction has an advantage of not being a sale for a defined value at a time of relatively depressed industry conditions, but rather a merger of equals with Union Pacific's shareholders participating in the future of the combined business.

             This alternative provides the most tax-efficient means of transferring value to Union Pacific's shareholders. However, you would probably want an IRS ruling relating to the tax-free spin-off under
        Section 355, and obtaining a ruling would probably take many months and would probably require the merger to be approved by a "real and meaningful" vote of the UPRC stockholders after the spin-off.

          2. Cash purchase of UPRC producing properties subject to a large production payment reserved by UPRC

             Under this scenario, Pennzoil would agree to purchase UPRC properties for cash and the reservation by UPRC of a large production payment in an agreed principal amount, plus interest. Pennzoil would derive the cash portion of the purchase price from the sale of its debt and/or equity securities following public announcement of the deal. It is possible to structure the transaction so that Union Pacific would realize income attributable to the production payment only as cash is received, would not be forced to pay interest to the IRS on the deferred tax, and could still pledge the production payment as security for a loan (thereby receiving a large amount of cash up front), without accelerating the recognition of income. This proposal would permit Union Pacific to receive full value in cash in a taxefficient manner without any requirements for an IRS ruling or shareholder votes.

          Other possible combinations and variations of the foregoing could be adapted to meet our respective objectives. They might include joint ventures as to some or all of the properties, or using the production payment for the producing properties and a merger or spin-off/merger for the unexplored acreage and other residual oil and gas assets.

          In any alternative involving a spin-off, it seems clear that having a definitive merger plan with Pennzoil would significantly enhance the post spin-off value of UPRC to the Union Pacific shareholders for a number of reasons.

             1. It is common for stocks of entities spun-off to trade poorly, even in good public markets, as the investor base adjusts. Pennzoil, on the other hand, has a well established shareholder base and the post merger shares would be widely held. The public float and energy investor base would be increased immediately.

             2. It would avoid the 15%-20% market discount typically associated with initial public offerings.

             3. And, a spin-off of UPRC prior to a merger enables Union Pacific shareholders to realize value immediately and directly.

          Finally, I want to point out that Pennzoil has the means and ability to move quickly, once you are prepared to consider a transaction.

                                     * * *

     On February 7, 1995, Mr. Messman and Mr. Pate had dinner in Houston. Mr. Pate mentioned that he had talked to Mr. Lewis on January 24 and Mr. Messman said that he had seen Mr. Pate's January 25, 1995 letter. Mr. Pate and Mr. Messman also discussed the possible job opportunity as chief operating officer of Pennzoil.

     On July 18, 1995, certain additional analyses and other material concerning a transaction such as that suggested by Pennzoil with respect to a combination of Pennzoil and UPR, and other information, were forwarded to UPC by representatives of Lazard Freres & Co., LLC. Representatives of Lazard Freres & Co. had been in contact with both Pennzoil and UPC regarding a possible transaction involving Pennzoil and UPR. Lazard Freres & Co. was not engaged by Pennzoil to act as its financial adviser. At a meeting held at UPC's offices on July 18, 1995, UPC informed Pennzoil that it was pursuing an alternative transaction with respect to UPR (referring to the October 1995 offering of UPR Common Stock and the October 1996 distribution of UPR Common Stock to UPC's stockholders). From time to time during 1995 and 1996, Mr. Pate received calls from a representative of Lazard Freres & Co. suggesting continued interest on the part of Mr. Lewis in a possible combination of Pennzoil and UPR.

     At no time during the 1995 discussions did Pennzoil consider, or its representatives discuss, any transaction in which publicly held Pennzoil would be the acquired company or which otherwise would result in a change in control of Pennzoil.

     On February 5, 1997, Mr. Messman telephoned Mr. Pate and arranged a meeting in Houston for March 4, 1997. On March 4, 1997, Mr. Messman and Mr. Pate met at Pennzoil's offices in Houston. During the meeting, Mr. Messman generally described UPR's interest in exploring with Mr. Pate a possible strategic combination of UPR and Pennzoil. In response, Mr. Pate expressed his view that it was absolutely the wrong time for Pennzoil to consider any form of business combination with UPR and that Pennzoil was not interested in any change in control transaction with UPR. Mr. Pate also noted that a merger of equals as envisioned by Mr. Pate in 1995 was no longer possible because of the significant disparity in relative size and market capitalization between Pennzoil and UPR in 1997. Mr. Pate also observed that "pooling" accounting treatment would not be available and that UPR would be required to account for any transaction using the "purchase" method, causing UPR to amortize a large amount of "excess cost" over a period of several years. In addition, Mr. Pate emphasized to Mr. Messman that Pennzoil had embarked on a five-year strategic plan approved by its Board of Directors that was designed to increase significantly Pennzoil's earnings, cash flow and stock price. He also referred to the talented new management team in Pennzoil's oil and gas segment. Finally, Mr. Pate emphasized that Pennzoil's stock multiples and stock price did not yet reflect the fundamental changes and improvements at Pennzoil or the "quality" of Pennzoil's oil and gas assets, much less the potential value for the initiatives that were underway. Mr. Pate said he believed that more long-term value for Pennzoil's stockholders would come from following Pennzoil's strategic plan than from a combination with UPR. Mr. Pate did not make the statement attributed to him by UPR that Pennzoil's Common Stock could be trading in a range between $80 and $100 per share in the next four to five years if Pennzoil's strategic plan was successfully implemented.

     On April 10, 1997, Mr. Messman telephoned Mr. Pate. Mr. Messman told Mr. Pate that UPR remained interested in pursuing a negotiated business combination with Pennzoil and invited Mr. Pate to UPR's offices in Fort Worth to describe UPR's business, financial condition and strategies and to discuss further a potential transaction. Mr. Pate declined the meeting, stating that he was already familiar with UPR's business and was very busy working on Pennzoil's long-range planning. Mr. Pate agreed to call Mr. Messman on May 5, 1997.

     On May 5, 1997, Mr. Pate telephoned Mr. Messman. Mr. Messman again requested a meeting and Mr. Pate responded that there was no purpose for a meeting and he was not prepared to schedule one. Mr. Pate repeatedly declined to schedule a date for a subsequent call until Mr. Messman finally said he would call on May 28, 1997, when Mr. Pate had said that he would be in his office.

     On May 6, 1997, Mr. Messman sent a letter to Mr. Pate which stated in part:

     Dear Jim:

          It was nice to talk with you yesterday upon my return from my honeymoon in Paris.

          Because I was still suffering from jet lag, I wanted to follow up on our conversation with this letter to make sure I recall accurately what we discussed.

          As I mentioned yesterday, we are prepared to pursue a combination with your company and are ready to discuss the full range of issues, including value and structure. The combination of our strong financial position and the companies' complementary assets would create a transaction beneficial to both companies. We have the greatest respect for your management team and believe social issues can be satisfactorily resolved.

          I appreciate your reluctance to receive and respond to a price proposal at this time, and understand that the planning process in which you are now involved will be completed later this month, at which time a discussion of these issues would be appropriate.

          As we continue our dialogue that began in February, I want you to know that our desire is to move ahead quickly after we talk again on May 28. I hope we can meet as soon as possible thereafter. This timetable is fortuitous since we have a board meeting on June 4 and our board expects a report from me on this subject.

          Again, we stand ready to be specific, particularly with regard to economic terms and we believe we can address any and all concerns you might have.

     On May 8, 1997, Mr. Pate sent the following letter to Mr. Messman:

     Mr. Jack L. Messman
     Chairman & CEO
     Union Pacific Resources
     801 Cherry Street
     Fort Worth, TX 76102-6803

     Dear Jack:

          I was surprised by your letter of May 6, 1997. You apparently have misconstrued my politeness to you as a temporary reluctance to receive and respond to a price proposal.

          To reiterate as clearly as I can express, Pennzoil is not prepared to pursue any change of control transaction with your company or anyone else and we are prepared to take all necessary action to respond to any unsolicited offer. Our Board of Directors has charted an independent strategic direction for Pennzoil which is in the best interests of our company and its shareholders. Toward this end, Pennzoil has restructured its financial obligations, business and properties and has embarked upon a series of strategic initiatives and projects which we are fully committed to bringing to fruition during the next five years.

          As I explained in our meeting on March 4, 1997, circumstances have changed drastically since our first contact in 1995 when the railroad company was considering the disposition of UPR. Pennzoil has, among other things, cut its dividend, slashed its overhead expenses by over $80 million, dramatically improved earnings and cash flow, reduced debt significantly, reduced operating costs, upgraded its oil and gas properties, redirected its capital expenditures program, made great strides in developing our investments in Azerbaijan, staked out significant new exploration and development opportunities internationally, installed new senior oil and gas management, and completed construction of our upgraded refining facilities at Atlas and the new Lake Charles base oil plant (Excel Paralubes). In short, we have addressed many of the strategic issues confronting us in 1995 by aggressive moves that are now only beginning to bring returns to our shareholders.

          It is strange to me that you would characterize your telephone calls seeking meetings as a dialogue that began in February. When you visited me in my office on March 4, I thought I had made it plain that Pennzoil fully intends to remain independent and is not interested in engaging in any process that could put Pennzoil into play. That was the situation then, it remains the situation now and will remain the same later this month. There is no purpose to meet or talk further regarding these matters.

                                          Sincerely,

                                          /s/ Jim

                                          James L. Pate
                                          Chairman of the Board
                                          Chief Executive Officer

     On June 10, 1997, Mr. Messman telephoned Mr. Pate to advise Mr. Pate that he would be sending a letter regarding a possible business combination between Pennzoil and UPR. Later that day, Mr. Messman telecopied the following letter to Mr. Pate:

     Mr. James L. Pate
     Chairman, President and Chief Executive Officer
     Pennzoil Company
     700 Milam
     P.O. Box 2967
     Houston, TX 77252-2967

     Dear Jim:

          I am sorry that our discussion on May 5, and my letter on May 6 led to a misunderstanding as reflected in your May 8 letter. I thought that I had expressed the goals of Union Pacific Resources clearly in our conversations. From an earlier conversation with you, I also had the impression that, after completion of your long range planning, you would be willing to consider a transaction designed to maximize value for Pennzoil shareholders.

          As you know from our previous communications, we have been interested for some time in pursuing a possible transaction with Pennzoil. I am writing to seek to establish a constructive dialogue with Pennzoil in the hope that we can explore a possible strategic business combination on a friendly, negotiated and confidential basis. As you also know from our previous discussions, we believe that our two companies would be an ideal business combination providing an outstanding strategic fit.

          In evaluating why such a combination is so attractive for both companies and their respective shareholders, we have focused on several key factors, including the following:

        - We believe that the combined company will be the premier independent E&P company in the United States, ranking first in nearly all measures of size and activity. For all of the reasons stated below, we believe that the market would react very favorably to this combination.

        - Our proven ability in applied drilling technology will increase -- quickly and efficiently -- the yield of Pennzoil's extensive portfolio of properties. UPR is a world leader in horizontal drilling and the most active driller in the U.S., as well as a leader in 3-D seismic technology. UPR's ability to apply technology to exploit assets will enhance the value of Pennzoil's properties.

        - Our companies share a complementary core E&P business, which combined will have a well-balanced, concentrated and sizeable portfolio of opportunities in the Gulf of Mexico, onshore Gulf Coast, Austin Chalk, East Texas, South Texas, Permian Basin, Rocky Mountains, and several high potential international plays. The combined production and reserve profiles will be geographically diverse with attractive growth potential.

        - The financial strength of the combined company will ensure the ability to fund all of its promising current and future opportunities on a global scale. Royalties from our fee ownership position in our 7.5 million acre Land Grant provide significant cash flow for our E&P opportunities. In fact, UPR expects to increase immediately and significantly capital spending on Pennzoil's E&P properties to increase production and reserves.

        - Together, we can achieve greater operating and administrative efficiencies. Our properties in East Texas and South Texas complement each other. The combined management and technical team will include some of the industry's best and most seasoned professionals. As a result, new operating efficiencies will be achieved by increasing production and reducing per-unit costs. At the same time, let me stress that growth opportunities are the reasons for this merger.

        - Non-E&P operations of both companies will benefit from the merger, due to the increased financial strength to fund strategic growth of Pennzoil's Motor Oil, Products and Franchise operations and the value which Pennzoil's brand name recognition could bring to UPR's marketing and processing businesses.

          You recognized this compelling business logic when, in 1995, you suggested that our two companies merge. Your January 25, 1995 letter was correct in pointing out that Pennzoil "provided the best possible fit" with UPR. We agree with your assertion that "the combined entity would become the premier exploration and production company in the world." Yet in contrast to your very strong positive feelings two years ago, you indicated in your recent letter that Pennzoil faced more difficulties in 1995 than it does now and that therefore a merger somehow no longer makes sense. We do not understand why you believed that two years ago, when Pennzoil faced particularly severe problems, it was in a better position than it is now to merge with UPR and form the premier independent E&P company. In fact, we believe that now, as you are embarking on a road that you hope leads to improved performance, the benefits from a combination would come even more quickly. If we combine our two companies, with all of their complementary strengths, consider what we can accomplish together -- the tremendous value we will build for our shareholders. You had a great idea in 1995, and it is still a great idea today. These two companies belong together.

          A combination of our two companies would provide a base for extraordinary value creation for our respective shareholders. I believe that by working together we have the opportunity to accomplish the best strategic merger in the energy business in recent history. Looking at that exciting prospect, as well as our readiness to talk about specific terms of a transaction, we were disappointed by your assertion that all communications between us should cease. Given what we together can accomplish for our shareholders, employees and other constituencies, we believe that you should seriously consider our proposal.

          Because the transaction we foresee is so valuable to both companies, I thought it appropriate as a next step, and before making any formal proposal, to summarize the terms of a possible transaction that we would be prepared to discuss. I assume that you will share this letter with the members of your Board, as I have done with my Board, which unanimously supports our pursuing these discussions with you.

     Price and Structure

        - We would like to discuss a combination which would allow Pennzoil shareholders to receive a value of $80 per share, payable in a combination of cash and UPR common stock. This price represents a substantial premium, 41% over yesterday's closing price of your stock, 51% over the price 30 days ago and 50% over the average price for the past 12 months. We believe that your Board and shareholders would find this compelling and that the realization of this value would be a remarkable achievement for your shareholders.

        - We have flexibility in the design of the transaction and are willing to discuss alternative structures. We believe that the transaction should be designed so that the cash portion ranges from 40% to 50%, with the balance consisting of UPR common stock. Our suggestion is to structure a two-step transaction, with a first-step cash tender in order to give your shareholders the earliest opportunity to receive the cash portion of the consideration. The second-step would be a conversion of the remaining Pennzoil common stock into UPR common stock. A two-step structure would enable the two companies to complete the transaction as quickly as possible.

        - In addition to the substantial immediate premium that your shareholders would receive, the stock portion of the transaction would enable your shareholders to have a significant ongoing stake in an outstanding company with excellent opportunities for growth and value creation. We anticipate that the stock portion of the transaction would be tax-free to Pennzoil shareholders.

        - We have expended substantial time and effort in developing our proposal on the basis of publicly available information and believe that the price is a full and fair one. However, we are prepared to consider any non-public information which you believe demonstrates higher value. We are also willing to allow representatives of Pennzoil to review non-public information about UPR.

          I realize that you believe successful implementation of your strategic plan will result in an increase in Pennzoil's stock price over the next four to five years. As you see, the proposed transaction would provide your shareholders a certain value today substantially above the present value of even an aggressively projected range of future prices.

     Continuity of Management and Operations

        - We also recognize that your Board will want to understand how you and your management team would fit into the leadership structure of the new company. We hope and expect that you and your team would continue to play an important leadership role moving forward. In particular, we would be looking to you to play a major role in the combined operations, helping to realize the value we both know would reside in the new company. I would hope that you would agree to serve the combined company as Vice Chairman of the Board and as President and Chief Executive Officer of its Motor Oil, Products and Franchise businesses. We also would expect that three Pennzoil Board members, you and two others, would become directors of the combined company. In addition, we fully recognize the importance of reaching employment agreements with senior executives, as appropriate. Of course, we would fully honor Pennzoil's existing employment agreements, benefit plans and other commitments to its employees.

        - We are certain that you and Pennzoil's workforce would find a professionally exciting, challenging and rewarding environment in the combined organization -- as well as a strong sense of shared purpose and camaraderie.

     Corporate Name

        - We are willing to consider having the name of the new company include, or be, Pennzoil.

     Location

        - We would maintain corporate offices in both Fort Worth and Houston, with executive, administrative and operating personnel in both locations.

          Our number one strategic priority is to make the combination of UPR and Pennzoil a reality. Therefore, we stand ready to meet at any time to discuss any -- or all -- aspects of the terms and structure of our proposed transaction. I suggest that, after you have reviewed this matter with your Board, you and I meet privately to discuss how best to proceed. We hope you will share our enthusiasm for this combination and our confidence that it serves the best interests of both companies' shareholders, employees and customers, as well as our respective business partners, suppliers and the communities where we operate.

          I understand the concern you expressed about putting Pennzoil "in play." We believe that our proposed course would avoid this. We have made no public announcement of our proposal, have worked with our advisors to structure this communication carefully so that it does not require a public announcement and hope to be able to discuss our ideas with you on a confidential, non-public basis. I suggest that we meet privately as soon as possible, hopefully later this week, and I will call you to try to arrange this.

          Pennzoil and UPR can achieve much together, and I look forward to discussing this extraordinary opportunity for our respective shareholders.

                                          Sincerely,

                                          /s/ Jack
                                          Jack L. Messman

     On June 11, 1997, Mr. Pate telecopied the following letter to Mr. Messman:

    Mr. Jack L. Messman
     Chairman and Chief Executive Officer
     Union Pacific Resources Corporation
     801 Cherry Street
     Fort Worth, TX 76102-6803

     Dear Jack:

          Without addressing any of the issues and misunderstandings referred to in your June 10 letter, this is to advise you that I will review the matters covered in your letter with our Board of Directors and advisors and expect to respond to you on or before June 20.

                                          Sincerely,

                                          /s/ Jim

     On June 12, 1997, representatives of UPR and its financial advisor, Smith Barney, contacted several directors of Pennzoil, at least one former director, and a representative of one of Pennzoil's financial advisors regarding UPR's proposal. Pennzoil's directors uniformly responded that the appropriate time for the Board members to discuss any proposal was at the forthcoming Board Meeting.

     On June 13, 1997, Mr. Messman telecopied the following letter to Mr. Pate:

     Mr. James L. Pate
     Chairman, President & CEO
     Pennzoil Company
     P. O. Box 2967
     Houston, TX 77252-2967

     Dear Jim:

          We are disappointed by your unwillingness to meet with us to discuss the transaction proposal set forth in our letter of June 10th. Without such a meeting, you and your Board will not be in a position to make an informed decision regarding our proposal.

          In one of our conversations, you indicated that you thought your stock could reach $80 - $100 in four to five years. That is certainly a worthy and ambitious objective. However, our proposal gives your shareholders not only that possible future value today, but also the opportunity to benefit from the growth of the combined company. We do not see how any realistic long range plan for Pennzoil can compare favorably with our proposal.

          If you have analyzed our proposal, you will see that it is accretive in discretionary cash flow per share. Since cash flow per share is the primary determinant of value for E&P companies, we expect the stock price of the combined company to rise appreciably. Given the attributes of the combined company, the beneficial effect could be enhanced by a higher price to cash flow multiple for the stock.

          The market price of Pennzoil stock has been running up in the last two weeks, compared to industry indexes. We are concerned that confidentiality has been breached. Let me assure you that we have made every effort to prevent this from occurring on our side.

          As stated in my June 10th letter, our proposal reflects a review of only publicly available information. If your revised 5-year plan contains information which supports greater values, we are fully prepared to increase our proposal.

          Jim, our proposed transaction makes terrific sense for all of the constituencies of both companies. It seems particularly obvious that it is the best course of action for the shareholders of both companies. Certainly, the values created by our proposal would represent a tremendous achievement on your part for your shareholders. Therefore, I assume that you will share both our June 10th letter and this letter with your Board.

          We repeat our request to meet with you promptly.

                                          Sincerely,

                                          /s/ Jack
                                          Jack L. Messman

     At its regularly scheduled meeting held on June 16, 17 and 18, 1997, Pennzoil's Board gave careful and deliberate consideration to UPR's proposal. At the meeting held on those days, the Board received a report on, and discussed extensively, the 1997 update to Pennzoil's strategic plan. Representatives of Lehman Brothers and Evercore Group, financial advisers to the Company, gave an extensive presentation on UPR's proposal and expressed their oral opinions, based on their preliminary analyses of the UPR proposal, that the value of the consideration to be offered to Pennzoil stockholders suggested by such proposal was inadequate from a financial point of view. The Board unanimously resolved to disapprove the request by UPR to negotiate a merger and authorized management of the Company to reject the proposal. On June 20, 1997, Mr. Pate telecopied the following letter to Mr. Messman:

     Mr. Jack L. Messman
     Chairman and Chief Executive Officer
     Union Pacific Resources Group Inc.
     801 Cherry Street
     Fort Worth, Texas 76102-6803

     Dear Jack:

          The Pennzoil Board of Directors has met and carefully considered your letters of June 10 and 13, 1997 together with its advisors and has instructed me to make this reply.

          The Board strongly believes that this is not the time to be considering a transaction such as that suggested in your letters. As you well know, Pennzoil has undergone a major restructuring in the last few years and is only just beginning to realize for its shareholders the tremendous values that it will unlock. The Board believes that the best interests of Pennzoil's shareholders will be served by independently pursuing its Strategic Plan rather than a sale of the Company.

          In addition, the Board views the proposed structure of your transaction as a classic front-end loaded, two-tier proposal, which would be coercive to Pennzoil's shareholders. Even assuming that this structure might be eliminated, the Board believes that your suggestion of value is inadequate, especially when compared to the values that can be achieved through execution of our Strategic Plan and related opportunities. The Board is not impressed with your calculations of the premium over market price associated with your proposal because we believe that the marketplace, like our shareholders, does not fully appreciate the benefits already achieved, and still to be achieved, under our Plan.

          In light of these conclusions, the Board sees little point in debating or refuting the many assertions of opinion in your letters, or in correcting the erroneous factual matters they contain. Likewise, this brief summary of the basis for the Board's decision does not address all of its concerns or objections to your proposal. Simply stated, the Board is not interested in pursuing a transaction with Union Pacific Resources Group Inc.

                                          Sincerely,

                                          /s/ Jim
                                          James L. Pate

     On June 23, 1997, Mr. Messman telecopied the following letter to Mr. Pate:

     Mr. James L. Pate
     Chairman and Chief Executive Officer
     Pennzoil Company
     P.O. Box 2967
     Houston, TX 77252-2967

     Dear Jim:

          As you know from our prior communications, the Board of Directors and management of Union Pacific Resources Group Inc. (UPR) believe that UPR and Pennzoil Company would be an ideal combination -- providing an outstanding strategic fit. Together, they would create the premier independent exploration and production company in the United States and significantly enhance value for shareholders of both companies.

          We have repeatedly attempted, over the past four months, to discuss with you a possible transaction that would lead to such a combination and at the same time provide Pennzoil shareholders a substantial premium over the current market price of their shares. However, in my continuing efforts to communicate with you since February, you have rejected every attempt to engage in constructive discussion of such a proposal. This refusal continued even after we sent a specific proposal to you on June 10th that would have provided Pennzoil shareholders a substantial premium. In your letter of June 20th, you and Pennzoil's Board of Directors rejected our proposal, still without any discussion with us.

          Your continued refusal to discuss the rationale or valuation of a transaction has left us with no choice but to present our offer directly to Pennzoil shareholders. While we are still prepared to discuss a friendly transaction, the UPR Board of Directors strongly supports pursuing a business combination now.

          Accordingly, UPR is publicly announcing today a cash tender offer to acquire 50.1% of the outstanding common shares of Pennzoil at a price valued at $84 per share. This represents a 41% premium over Pennzoil's closing price of $59.625 per share on June 20, 1997, a 56% premium over the closing price 30 days ago and a 56% premium over the average closing price for the past 12 months.

          We also propose that, upon consummation of the tender offer, UPR and Pennzoil enter into a merger transaction in which each remaining Pennzoil share will be exchanged for a number of UPR shares, determined, within a pricing collar of $25 to $30, by dividing $84 by the average of the closing prices of UPR common stock for the twenty consecutive trading days ending five days prior to the meeting of Pennzoil shareholders called for the purpose of voting on the proposed merger. In the event that the UPR exchange ratio price is less than $25 or greater than $30, the exchange ratio will be fixed at 3.36 shares, or 2.80 shares, respectively. The exchange of shares is expected to be tax-free for Pennzoil shareholders.

          The realization of our proposed value would be a remarkable achievement for your shareholders. In addition to the substantial, immediate cash premium that your shareholders would receive, the stock portion of the transaction would offer them an ongoing ownership position in an outstanding company.

          UPR will bring to the proposed combination its expertise in increasing production and reserves from oil and gas properties quickly and efficiently, its world class technical skills and the financial resources to capitalize on development opportunities in the large inventory of core properties of both companies.

          Pennzoil will bring to the transaction a substantial domestic production base, extensive opportunities for development and exploratory drilling and its own employees' talents. Importantly, UPR can readily apply its proven business model to Pennzoil's properties to increase their production and value. Further, Pennzoil's globally recognized brand name and downstream energy operations will complement UPR's large gas processing and marketing business. These two companies belong together.

          On March 4th of this year, you told me you felt that the value of Pennzoil stock could possibly reach $80-$100 per share over the course of the next four to five years, if Pennzoil's strategic plan is successfully implemented. As you see, the proposed transaction would not only offer Pennzoil shareholders a certain value today, which is substantially above the present value of your suggested range of projected future prices, it would also offer Pennzoil shareholders the opportunity to benefit from the growth of the combined company.

          In your letter of June 20th, you made the unusual statement that, ". . .the marketplace, like [Pennzoil] shareholders, does not fully appreciate the benefits already achieved, and still to be achieved, under [Pennzoil's] plan." We are surprised that you would justify your refusal to consider our offer by questioning the judgment of Pennzoil shareholders and the marketplace.

          Frankly, we do not see how any existing or newly created long-range plan from you can compare favorably, or compete economically, with our proposal for Pennzoil. In my view, your repeated rejections of our efforts to initiate discussions regarding a merger have been a delaying tactic, providing time to allow you to try to develop yet another strategic plan. Over the past several years, such plans by Pennzoil have failed to deliver value. Based on past performance, Pennzoil shareholders could justifiably conclude that any new plan, and its projections will be similarly unsuccessful and designed primarily to entrench the status quo at Pennzoil. Our proposal, on the other hand, will deliver substantial value today and in the future.

          The combined company will generate growth and value that surpass what Pennzoil by itself can achieve, for several reasons:

        - UPR's proven ability to apply drilling technology will increase -- quickly and efficiently -- the reserves and production from Pennzoil's properties.

        - The combined company will have a strong and balanced portfolio of oil and gas properties, including potentially high-impact international prospects, to which UPR's development expertise will be applied.

        - The combined company will have the financial strength to nearly double capital spending to drill and develop Pennzoil's properties, without reducing capital spending on UPR's properties. In addition, it will have the resources to pursue significant new E&P opportunities both domestically and internationally, as well as to fund the strategic growth of the downstream businesses.

        - Greater operating and administrative efficiencies will be achieved by increasing production and reducing per-unit costs.

          You recognized the compelling business logic of a merger when in 1995 you first suggested that our two companies merge. Your January 25, 1995 letter was correct in pointing out that Pennzoil "provided the best possible fit" with UPR. We agree with your assertion that, "The combined entity would become the premier exploration and production company in the world." Yet, in contrast to your very strong positive feelings two years ago, you indicated in a letter to me on May 8, 1997 that Pennzoil faced more difficulties in 1995 than it does now and that therefore a merger somehow no longer makes sense.

          We do not understand why you believed that two years ago, when Pennzoil faced particularly severe problems, it was in a better position than it is now to merge with UPR and form the premier independent E&P company. In fact, we believe that today the benefits from a combination would come even more quickly. If we join our two companies, with all of their complementary strengths, consider what we can accomplish together -- the tremendous value we will build for our shareholders. You had a great idea in 1995, and it is still a great idea today.

          I believe that by working together, we have the opportunity to accomplish the best strategic merger in the energy business in recent history. Growth is the driving force behind this transaction, and clearly our proposal to build the combined company serves the interests of shareholders of both UPR and Pennzoil.

          The merger also will create expanded opportunities for the employees of UPR and Pennzoil, who will work in a stimulating and rewarding environment. For the states and communities where UPR and Pennzoil operate -- including Texas, where we will continue to maintain corporate offices in both Fort Worth and Houston -- the combined company and its strong growth prospects will be a major asset. As I have previously stated, we are willing to consider having the name of the new company include, or be, Pennzoil.

          The number one strategic priority of our Company is to make the combination of UPR and Pennzoil a reality. Given what we together can accomplish for our shareholders, employees and other constituencies, we were very surprised that you were opposed to even receiving a proposal from us. We hope you will come to recognize the value this transaction offers. We stand ready to meet at any time to discuss any -- or all -- aspects of our proposed transaction, including structure.

          Together, UPR and Pennzoil will quickly forge a uniquely strong, dynamic company. We urge you and Pennzoil's Board of Directors to recognize the immediate and long-term value of this transaction for Pennzoil shareholders.
                                          Sincerely,

                                          /s/ Jack L. Messman
                                          Jack L. Messman
                                          Chairman & CEO

          cc: Pennzoil Company Board of Directors

     On June 23, 1997, UPR and Newco commenced the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Board has retained Lehman Brothers, Evercore Group and J.P. Morgan (collectively, the "Financial Advisors") to act as financial advisors to the Company in connection with the UPR Proposal, including the Offer. In that connection, the Company has paid (i) to Lehman Brothers a fee of $2.3 million,
(ii) to Evercore Group a fee of $1.2 million and (iii) to J.P. Morgan a fee of $1.5 million. These fees are in addition to the retainer fees paid to Lehman Brothers and Evercore Partners Inc. pursuant to the retainer agreements described below.

     Pursuant to engagement letters between the Company and each of the Financial Advisors (the "Engagement Letters"), if no acquisition of the Company (by UPR or any other person) occurs on or prior to June 30, 1998, the Company will pay to each Financial Advisor at the end of such period a fee in an amount to be negotiated based on the efforts of such Financial Advisor during the term of its engagement under its respective Engagement Letter. Each of the Engagement Letters also provides that if an acquisition of the Company occurs within the term of the engagement, the Company will enter into an engagement letter with the Financial Advisor providing for financial advisory services in connection with such acquisition, with the fees for such services and the other terms of such engagement to be mutually agreed upon by the Company and such Financial Advisor. The fees paid pursuant to the Engagement Letters and the retainer agreements described in the next paragraph will be creditable against any subsequent fees as described in this paragraph.

     On June 17, 1997, the Company entered into a retainer agreement with each of Lehman Brothers and Evercore Partners Inc., an affiliate of Evercore Group ("Evercore Partners"), whereby Lehman Brothers and Evercore Partners rendered financial advisory services to the Company in connection with UPR's June 10, 1997 proposal to Pennzoil. Pursuant to such retainer agreements, the Company paid (i) to Lehman Brothers a fee of $1.0 million and (ii) to Evercore Partners a fee of $500,000.

     The Company also has agreed to reimburse the Financial Advisors for their reasonable expenses, including professional and legal fees and disbursements, and to indemnify the Financial Advisors against certain liabilities in connection with their engagement, including liabilities arising under the federal securities laws. In the ordinary course of their businesses, the Financial Advisors may actively trade in the securities of the Company and UPR for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     The term of each Financial Advisor's engagement extends through June 30, 1998 or until terminated by the Company or such Financial Advisor by giving the other party at least ten days' prior written notice.

     Lehman Brothers and J.P. Morgan have each provided financial advisory and investment banking services to the Company from time to time for which they have received customary compensation.

     The Company also has retained Burson Marsteller as a public relations advisor in connection with the UPR Proposal, including the Offer, and has retained D.F. King & Co., Inc. to assist the Company in connection with communications with stockholders and to provide other services to the Company in connection with the UPR Proposal, including the Offer. The Company will pay Burson Marsteller and D.F. King & Co., Inc. reasonable and customary compensation for their services, reimburse them for their reasonable out-of-pocket expenses and provide customary indemnities.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the UPR Proposal, including the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the extent currently known to the Company, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company. The Company is currently verifying its response to this Item 6(a), and will update its response as other information comes to its attention.

     (b) To the extent currently known to the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, or sell any shares of Common Stock which are held of record or beneficially owned by such persons, but rather such persons currently intend to continue to hold such securities.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a)-(b) For the reasons discussed in Item 4 above, the Board has concluded that the UPR Proposal, including the Offer, is inadequate and not in the best interests of the Company and its stockholders and that the Company's and its stockholders' interests would best be served if the Company were to remain an independent company. The Company is not engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     Notwithstanding the foregoing, the Board could in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and the Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

     At its July 1, 1997 meeting, the Board resolved to delay any "Distribution Date" under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) that arises solely by virtue of the lapse of time following the commencement of the Offer until such time as the Board, or any duly authorized committee thereof, by subsequent resolution duly adopted, prior to the Distribution Date (after taking into account the resolution), by the Board or such committee thereof, shall designate.

     Pennzoil's By-laws require timely advance written notice to the Company's Corporate Secretary of stockholder nominations of director candidates and of other proposals to be presented at an annual meeting of stockholders of Pennzoil. On July 1, 1997, the Board took action to amend Pennzoil's By-laws to require that such written notices of director nominations and other proposals by stockholders must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pennzoil's last annual meeting of stockholders was held on April 24, 1997. The amendments to Pennzoil's By-laws also included certain additional procedural and informational requirements with respect to shareholders making nominations of director candidates or proposals to be presented at an annual meeting and with respect to any person nominated for election as a director.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     On June 23, 1997, UPR and Newco commenced litigation against Pennzoil and the Board in the Chancery Court of Delaware seeking, among other things, an order compelling the Board to redeem the Rights or render the Rights Agreement inapplicable to the Offer and the Proposed Squeeze Out Merger, and to compel the Board to approve the Offer and the Proposed Squeeze Out Merger for purposes of
Section 203 and for purposes of Article Sixth, all on the grounds that the failure to do so would constitute a breach of the fiduciary obligations of the Board to Pennzoil's stockholders under Delaware law. Pennzoil and its directors have filed an answer in the proceeding in the Chancery Court denying that Pennzoil's Board has breached any fiduciary obligations. UPR and Newco have also commenced litigation against Pennzoil in the United States District Court for the Northern District of Texas seeking a declaratory judgment that the disclosure documents that have been filed with the Commission by UPR and Newco in connection with the Offer comply fully with all applicable provisions of law. Newco and UPR have also commenced an action in United States District Court for the Middle District of Louisiana seeking a declaratory judgment that a Louisiana state takeover statute as applied to any Shares purchased pursuant to the Offer is unconstitutional and an injunction against enforcement of such statute in connection with the Offer.

     On June 25, 1997, Pennzoil commenced litigation against UPR and Newco in the United States District Court for the District of Delaware alleging, among other things, that the Schedule 14D-1 of UPR and Newco contains certain misstatements and omissions. The complaint seeks a judgment (1) to enjoin UPR and Newco from making false and misleading statements and omissions in connection with the Offer, (2) to compel UPR and Newco to make corrective disclosures that cure all of the alleged false and misleading statements and omissions in the Schedule 14D-1 and (3) to enjoin UPR and Newco from acquiring shares of Common Stock until at least 30 days after dissemination of additional securities filings.

     On June 25, 1997, UPR and Newco amended the original complaint filed by UPR and Newco against Pennzoil in the United States District Court for the Northern District of Texas. In addition to the allegations contained in the original complaint in that action, the amended complaint alleges, among other things, that

Pennzoil violated Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 14d-9 promulgated thereunder and Section 14(e) of the Exchange Act through certain alleged statements of a Pennzoil spokesperson contained in an Associated Press release on June 23, 1997. The Pennzoil spokesperson is alleged to have stated that "[t]he [Pennzoil] board had discussed an offer that was essentially the same offer last week and turned it down." The amended complaint alleges that this statement was calculated and designed to convey to Pennzoil's stockholders and the investing public that Pennzoil would oppose the Offer and was calculated and designed to influence Pennzoil's stockholders to reject it, and was false and misleading. UPR and Newco seek a judgment from the court which, among other things, (i) compels Pennzoil to comply with the requirements of the Exchange Act with respect to the Associated Press release and (ii) enjoins Pennzoil and its agents and representatives from making false or misleading statements in respect of the Offer.

     STOCKHOLDER ACTIONS. Pennzoil and its directors have been named as defendants in five purported class actions filed between June 23, 1997 and June 30, 1997 on behalf of the stockholders of the Company in the Chancery Court of Delaware. These actions are entitled: Steiner v. Pennzoil Co. (C.A. No. 15764), Haberman v. Pennzoil Co. (C.A. No. 15773), Caplan v. Pate (C.A. No. 15781), Katz
v. Pate (C.A. No. 15775) and Axler v. Pennzoil Co. (C.A. No. 15777) (collectively, the "Stockholder Actions"). The complaints in the Stockholder Actions contain similar allegations, and allege breach of fiduciary duty claims on the part of the Board arising out of the UPR Proposal. The complaints in the Stockholder Actions also seek similar relief, including declaratory and injunctive relief barring defendants from breaching their fiduciary duties to plaintiffs and the putative class members and taking steps to impede any offer to acquire the Company, as well as damages in an unspecified amount. Copies of each of the Stockholder Actions are filed as Exhibits 25 through 29 and incorporated herein by reference, and the foregoing description of the Stockholder Actions is qualified in its entirety by reference to such Exhibits.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
    *1.       --   Letter to stockholders of the Company dated July 1, 1997.
     2.       --   Text of press release dated July 1, 1997 issued by the
                   Company.
    *3.       --   Opinion of Lehman Brothers dated July 1, 1997 delivered to the Company.
    *4.       --   Opinion of Evercore Group dated July 1, 1997 delivered to
                   the Company.
    *5.       --   Opinion of J.P. Morgan dated July 1, 1997 delivered to the
                   Company.
     6.       --   Excerpts from the Company's Proxy Statement dated March 21,
                   1997.
     7.       --   Pennzoil Company Salaried Employees Retirement Plan, as
                   amended.
     8.       --   Pennzoil Company Executive Severance Plan (incorporated by reference to Pennzoil Company 10-K (1987), SEC File No.
                   1-5591, Exhibit 10(t)).
     9.       --   Form of letter confirming vesting and cashing out of
                   benefits under the Pennzoil Company 1995, 1996 and 1997
                   Long-Term Incentive Plans upon a change in control of the
                   Company.
    10.       --   Pennzoil Company Savings and Investment Plan, as amended.
    11.       --   Form of Tax Protection Agreement.
    12.       --   Form of Indemnification Agreement.
    13.       --   Amendment to Deferred Compensation Agreement dated as of
                   July 1, 1997 between the Company and James L. Pate.
    14.       --   Amendment to Employment Agreement dated June 30, 1997
                   between the Company and Stephen D. Chesebro'.
    15.       --   Agreement dated as of June 30, 1997 between the Company and
                   James W. Shaddix regarding medical coverage and supplemental retirement benefits in the event of termination in
                   connection with a change in control of the Company.
    16.       --   Agreement dated as of June 30, 1997 between the Company and
                   David P. Alderson regarding medical coverage and
                   supplemental retirement benefits in the event of termination in connection with a change in control of the Company.
    17.       --   Agreement dated as of June 30, 1997 between the Company and
                   Linda F. Condit regarding supplemental retirement benefits in the event of termination in connection with a change in control of the Company.
    18.       --   Bylaws of the Company, as amended through July 1, 1997.
    19.       --   Complaint filed by UPR and Newco against the Company et al.
                   (dated June 23, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    20.       --   Answer filed by the Company to the Complaint filed by UPR
                   and Newco (dated June 27, 1997, Court of Chancery of the
                   State of Delaware in and for New Castle County).
    21.       --   Original Complaint filed by UPR and Newco against the
                   Company (dated June 23, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).
    22.       --   Verified Complaint for Declaratory and Injunctive Relief,
                   filed by UPR and Newco against the Company et al. (dated
                   June 23, 1997, United States District Court for the Middle
                   District of Louisiana).
    23.       --   First Amended Complaint filed by UPR and Newco against the
                   Company (dated June 25, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).
    24.       --   Complaint filed by the Company against UPR and Newco (dated
                   June 25, 1997, United States District Court for the District
                   of Delaware).
    25.       --   Complaint filed by Kenneth Steiner against the Company et
                   al. (dated June 23, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
    26.       --   Complaint filed by Jacob Haberman against the Company et al.
                   (dated June 24, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    27.       --   Complaint filed by Moise Katz against James L. Pate et al.
                   (dated June 24, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    28.       --   Complaint filed by Alan Caplan against James L. Pate et al.
                   (filed June 25, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    29.       --   Complaint filed by Marilyn Axler against James L. Pate et
                   al. (dated June 25, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).

---------------

* Included in material sent to stockholders.

                                     * * *

     This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements that, by definition, involve risks and uncertainties. In particular, statements concerning oil and gas reserve growth, increases in cash flow from manufacturing operations, increases in quarterly earnings for the remaining quarters of 1997 over the prior year's results and wells expected to be drilled and production increases from international projects contain forward-looking statements. Where, in any forward-looking statement, Pennzoil expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

     The following are factors that could cause actual results or events to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; commodity prices for natural gas and crude oil; the effect of weather on natural gas demand and consumption; competition for foreign drilling rights; the costs of exploration and development of petroleum reserves; exploration risks; political risks affecting exploration and development; competition in the motor oil marketing business; base oil margins and supply and demand in the base oil business; the success and costs of advertising and promotional efforts; mechanical failure in refining operations; unanticipated environmental liabilities; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: July 1, 1997                       By:     /s/  James L. Pate
                                             --------------------------------
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
    *1.       --   Letter to stockholders of the Company dated July 1, 1997.
     2.       --   Text of press release dated July 1, 1997 issued by the
                   Company.
    *3.       --   Opinion of Lehman Brothers dated July 1, 1997 delivered to the Company.
    *4.       --   Opinion of Evercore Group dated July 1, 1997 delivered to
                   the Company.
    *5.       --   Opinion of J.P. Morgan dated July 1, 1997 delivered to the
                   Company.
     6.       --   Excerpts from the Company's Proxy Statement dated March 21,
                   1997.
     7.       --   Pennzoil Company Salaried Employees Retirement Plan, as
                   amended.
     8.       --   Pennzoil Company Executive Severance Plan (incorporated by reference to Pennzoil Company 10-K (1987), SEC File No.
                   1-5591, Exhibit 10(t)).
     9.       --   Form of letter confirming vesting and cashing out of
                   benefits under the Pennzoil Company 1995, 1996 and 1997
                   Long-Term Incentive Plans upon a change in control of the
                   Company.
    10.       --   Pennzoil Company Savings and Investment Plan, as amended.
    11.       --   Form of Tax Protection Agreement.
    12.       --   Form of Indemnification Agreement.
    13.       --   Amendment to Deferred Compensation Agreement dated as of
                   July 1, 1997 between the Company and James L. Pate.
    14.       --   Amendment to Employment Agreement dated June 30, 1997
                   between the Company and Stephen D. Chesebro'.
    15.       --   Agreement dated as of June 30, 1997 between the Company and
                   James W. Shaddix regarding medical coverage and supplemental retirement benefits in the event of termination in
                   connection with a change in control of the Company.
    16.       --   Agreement dated as of June 30, 1997 between the Company and
                   David P. Alderson regarding medical coverage and
                   supplemental retirement benefits in the event of termination in connection with a change in control of the Company.
    17.       --   Agreement dated as of June 30, 1997 between the Company and
                   Linda F. Condit regarding supplemental retirement benefits in the event of termination in connection with a change in control of the Company.
    18.       --   Bylaws of the Company, as amended through July 1, 1997.
    19.       --   Complaint filed by UPR and Newco against the Company et al.
                   (dated June 23, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    20.       --   Answer filed by the Company to the Complaint filed by UPR
                   and Newco (dated June 27, 1997, Court of Chancery of the
                   State of Delaware in and for New Castle County).
    21.       --   Original Complaint filed by UPR and Newco against the
                   Company (dated June 23, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).
    22.       --   Verified Complaint for Declaratory and Injunctive Relief,
                   filed by UPR and Newco against the Company et al. (dated
                   June 23, 1997, United States District Court for the Middle
                   District of Louisiana).
    23.       --   First Amended Complaint filed by UPR and Newco against the
                   Company (dated June 25, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).
    24.       --   Complaint filed by the Company against UPR and Newco (dated
                   June 25, 1997, United States District Court for the District
                   of Delaware).
    25.       --   Complaint filed by Kenneth Steiner against the Company et
                   al. (dated June 23, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
    26.       --   Complaint filed by Jacob Haberman against the Company et al.
                   (dated June 24, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    27.       --   Complaint filed by Moise Katz against James L. Pate et al.
                   (dated June 24, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    28.       --   Complaint filed by Alan Caplan against James L. Pate et al.
                   (filed June 25, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).
    29.       --   Complaint filed by Marilyn Axler against James L. Pate et
                   al. (dated June 25, 1997, Court of Chancery of the State of
                   Delaware in and for New Castle County).

---------------

* Included in material sent to stockholders.